

04044565

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

Financial Asset Securities Corp.

Exact Name of Registrant as Specified in Charter

0001003197

Registrant CIK Number

Form 8-K, September 30, 2004, Series 2004-FFH3

333-111379

Name of Person Filing the Document
(If Other than the Registrant)



PROCESSED

OCT 0 5 2004

THOMSON
FINANCIAL



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf the undersigned thereunto duly authorized.

Dated: SEPTEMBER 30 , 2004

FINANCIAL ASSET SECURITIES CORP.

By: _____

Name: FRANK SKIBO

Title: SVP

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Mortgage Loan Schedule	P*

---

* The Mortgage Loan Schedule has been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

First Franklin Mortgage Loan Trust 2004-FFB1 1st Lien Mortgage Loans Schedule: Exhibit D (Closing Pool as of 9/01/2004)

Exhibit D

Exhibit D

The Franklin Mortgage Loan Trust 2004-FFH1 1st Lien Mortgage Loan Schedule Exhibit D (Cut-Off Date as of 8/01/2004)

Loan Number	City	State	Zipcode	Company Status	Property Type	Original Term	Remaining Term	LTV at Origination	Mortgage Rate	1st Payment Date	Maturity Date	Original Payment	Current Payment	Paid to Date	Original Balance	Scheduled 03/01/04 Balance	Loan Purpose	Original Rate	Documentation Program	Risk Grade	Appraisal Value	Sale Price	Annual Unpaid Balance	Prepayment Penalty	Prepayment Term	Remaining Prepayment Term	Rounding Code	Product	Lien Position	Minimum Mortgage Rate	Maximum Mortgage Rate	Gross Margin	Next Adjustment Date	Initial Periodic Rate Cap	Subsequent Rate Cap	Dividend Loss	Owner

Loan Number	State	City	Zipcode	Occupancy Status	Property Type	Original Term	Remaining Term	LTV at Origination	Mortgage Rate	1st Payment Date	Maturity Date	Original Payment	Current Payment	Paid to Date	Scheduled 09/01/04 Balance	Loan Program	Original Rate	Documentation	Risk Grade	Appraisal Value	Sale Price	Annual Unpaid Balance	Prepayment Penalty	Prepay Term	Remaining Prepayment Term	Remaining Code	Product	Lien Position	Minimum Mortgage Rate	Maximum Mortgage Rate	Gross Margin	Next Adjustment Date	Initial Periodic Rate Cap	Subsequent Periodic Rate Cap	Dividend Loss	Group

Exhibit D

Exhibit D

Exhibit D

Exhibit D

Exhibit D

Exhibit D

Loan Number	State	Zipcode	City	Occupancy Status	Property Type	Original Term	Remaining Term	LTV at Origination	Mortgage Rate	1st Payment Date	Maturity Date	Original Payment	Current Payment	Paid to Date	Original Balance	Scheduled 03/01/04 Balance	Loan Purpose	Original Rate	Documentation Program	Risk Grade	Appraisal Value	Sale Price	Scheduled 03/01/04 Balance	Actual Unpaid Balance	Prepayment Penalty	Prepay Penalty w/ Term	Remaining Payment w/ Term	Rounding Code	Product	Lien Position	Minimum Mortgage Rate	Maximum Mortgage Rate	Gross Margin	Next Adjustment Date	Initial Periodic Rate Cap	Subsequent Rate Cap	Lifetime Rate Cap	Group

Exhibit D

First Franklin Mortgage Loan Trust 2004-FFH1 Initial Mortgage Loan Schedule Exhibit D (Closing Pool as of 04/01/2004)

Exhibit D

Exhibit D

Exhibit D

Exhibit D

Exhibit D

Exhibit D

Exhibit D

Loan Number	State	Zipcode	City	Occupancy Status	Property Type	Original Term	Remaining Term	LTV at Origination	Mortgage Rate	1st Payment Date	Maturity Date	Original Payment	Current Payment	Scheduled 09/01/04 Balance	Paid to Date	Original Balance	Loan Purpose	Original Documentation Program	Risk Grade	Appraisal Value	Sale Price	Actual Unpaid Balance	Prepayment Penalty	Prepay Penalty Term	Remaining Prepayment Penalty Term	Remaining Term	Product	Lien Position	Minimum Mortgage Rate	Maximum Mortgage Rate	Gross Margin	Next Adjustment Date	Initial Periodic Rate Cap	Subsequent Periodic Rate Cap	Dividend Loss	Group

Exhibit D

Exhibit D

Loan Number | Date | City | Zipcode | Occupancy Status | Property Type | Original Term | Remaining Term | LTV at Origination | Mortgage Rate | 1st Payment Date | Maturity Date | Original Payment | Current Payment | Paid to Date | Original Balance | Scheduled Balance 09/01/04 | Loan Purpose | Original Rate | Documentation Program | Risk Grade | Appraisal Value | Sale Price | Actual Unpaid Balance | Prepayment Penalty | Prepayment Penalty end Term | Remaining Prepayment Term | Rounding Code | Product | Lien Position | Minimum Mortgage Rate | Maximum Mortgage Rate | Gross Margin | Next Adjustment | Initial Periodic Rate Cap | Subsequent Rate Cap | Dividend Loss | Usage

Exhibit D

Exhibit D

Loan Number, State, Zipcode, City, Occupancy Status, Property Type, Original Term, Remaining Term, LTV at Origination, Mortgage Rate, 1st Payment Due, Maturity Date, Original Payment, Current Payment, Paid to Date, Original Balance, Scheduled (6/01/04) Balance, Loan Purpose, Original Rate, Documentation Type, Risk Grade, Appraisal Value, Sale Price, Actual Unpaid Balance, Prepayment Penalty, Prepayment Term, Remaining Prepayment Term, Remaining Code, Product, Lien Position, Minimum Mortgage Rate, Maximum Mortgage Rate, Gross Margin, Next Adjustment Date, Initial Periodic Rate Cap, Subsequent Rate Cap, Periodic Rate Cap, Group.

First Franklin Mortgage Loan Trust 2004-FFH 1st Lien Mortgage Loan Schedule, Exhibit D (Cutoff Pool as of 9/01/2004)

Exhibit D

Exhibit D

Loan Number | City | Date | Zipcode | Occupancy Status | Property Type | Original Term | Remaining Term | LTV at Origination | Mortgage Rate | 1st Payment Date | Maturity Date | Original Payment | Current Payment | Original Balance | Scheduled 07/01/04 Balance | Loan Purpose | Original Documentation Program | Risk Grade | Appraisal Value | Sale Price | Actual Named | Prepayment Penalty | Prepayment Penalty Term | Remaining Prepayment Term | Remaining Code | Product | Lien Position | Minimum Mortgage Rate | Maximum Mortgage Rate | Gross Margin | Next Adjustment Date | Initial Periodic Rate Cap | Subsequent Rate Cap | Periodic Rate Cap | Group

First Franklin Mortgage Loan Trust 2004-FFH1 (at Loan Mortgage Loan Schedule) Exhibit D (Closing Pool as of 08/01/2004)

Loan Number	State	Zipcode	City	Occupancy Status	Property Type	Original Term	Remaining Term	LTV at Origination	Mortgage Rate	1st Payment Date	Maturity Date	Original Payment	Current Payment	Paid To Date	Original Balance	Scheduled 07/01/04 Balance	Loan Purpose	Original Rate	Documentation Program	Risk Grade	Appraisal Value	Sale Price	Actual Unpaid Balance	Prepayment Penalty	Prepay mat Term	Remaining Prepayment Term	Remaining Code	Product	Lien Position	Minimum Mortgage Rate	Maximum Mortgage Rate	Gross Margin	Next Adjustment Date	Initial Periodic Rate Cap	Subsequent Rate Cap	Lifetime Rate Change

Loan Number	City	State	Zipcode	Occupancy Status	Property Type	Original Term	Remaining Term	LTV at Origination	Mortgage Rate	1st Payment Date	Maturity Date	Original Payment	Current Payment	Paid in Due	Original Balance	Scheduled P&I/Unit Balance	Loan Purpose	Original Rate	Documentation Program	Refi Code	Appraisal Value	Sale Price	Actual Unpaid Balance	Prepayment Penalty	Prepay at Term	Remaining Prepayment Term	Amortized Code	Product	Loan Program	Minimum Mortgage Rate	Maximum Mortgage Rate	Gross Margin	Maximum Mortgage Rate	Next Adjustment Date	Initial Periodic Rate Cap	Subsequent Rate Cap	Periodic Rate Cap	Group

Exhibit D

Exhibit D

Loan Number | City | State | Zipcode | Occupancy Status | Property Type | Original Term | Remaining Term | LTV at Origination | Mortgage Rate | 1st Payment Date | Maturity Date | Original Payment | Current Payment | Paid to Date | Original Balance | Scheduled 09/01/04 Balance | Loan Purpose | Original Rate | Documentation Program | Risk Grade | Appraisal Value | Sale Price | Actual Unpaid Balance | Prepayment Penalty | Prepayment Penalty wl Term | Remaining Prepayment Term | Remaining Code | Product | Lien Position | Minimum Mortgage Rate | Maximum Mortgage Rate | Gross Margin | Next Adjustment Date | Initial Periodic Rate Cap | Subsequent Rate Cap | Periodic Rate Cap | Group

Exhibit D

Free Franklin Mortgage Loan Trust 2004-FFH1 1st Lien Mortgage Loan Schedule, Exhibit D (Closing Pool as of 04/01/2004)

Exhibit D

First Franklin Mortgage Loan Trust 2004-FFH1 1st Lien Mortgage Loan Schedule: Exhibit D (Closing Pool as of #993/2981)

Exhibit D

Exhibit D

Exhibit D

First Franklin Mortgage Loan Trust 2004-FFH3 1st Lien Mortgage Loan Schedule Exhibit D (Closing Pool as of 09/01/2004)

Exhibit D

Exhibit D

Exhibit D

Exhibit D

Exhibit D

Exhibit D

Exhibit D